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                                                                    Exhibit 99.9

September 30, 1999


Board of Directors
Harvest Home Financial Corp.
3621 Harrison Ave.
Cheviot, Ohio 45211

Dear Gentlemen:

You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the stockholders of Harvest Home Financial Corp. ("Harvest Home" or the "Company"), of the consideration to be received by such stockholders in the merger (the "Merger") between the Company and Peoples Building, Loan and Savings Company ("Peoples"). We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.

Pursuant to the Agreement and Plan of Merger, dated September 30,1999, by and among the Company and Peoples (the "Agreement"), at the effective time of the Merger, Peoples will acquire all of the Company's issued and outstanding shares of common stock. The holders of the Company's common stock will receive in exchange for each share of Company common stock, .9 shares of Peoples common stock, which will be issued in connection with this Merger and $9.00 of cash.

In addition, the holders of unexercised and outstanding options awarded pursuant to the Company's Stock Option Plan will receive merger consideration as described in Section 2.6.of the Agreement. The complete terms of the proposed transaction are described in the Agreement, and this summary is qualified in its entirety by reference thereto.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded banks, savings institutions and bank and savings institution holding companies.

In connection with this opinion we reviewed certain financial and other business data supplied to us by the Company including (i) Agreement & Plan of Merger between Peoples Building, Loan and Savings Company and Harvest Home Financial Corporation; (ii) Annual Reports, Proxy Statements and Form 10-Ks for the years ended September 30, 1996, 1997 and 1998, (iii) Form 10-Qs for the quarters ended December 31,1998, March 31, 1999, and June 30, 1999 and other information we deemed relevant. We discussed with senior management and the boards of directors of the Company

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Board of Directors
Harvest Home Financial Corp.
September 30, 1999
Page 2


and its wholly owned subsidiary, Harvest Home Savings Bank the current position and prospective outlook for the Company. We considered historical quotations and the prices of recorded transactions in the Company's common stock since its initial public offering. We reviewed financial and stock market data of other savings institutions, particularly in the midwestern region of the United States, and the financial and structural terms of several other recent transactions involving mergers and acquisitions of savings institutions or proposed changes of control of comparably situated companies.

For Peoples, we reviewed the audited financial statements for the fiscal years ended June 30,1999, 1998, and 1997, and certain other information deemed relevant. We also discussed with senior management of Peoples the current position and prospective outlook for Peoples considering the contemplated mutual to stock conversion.

For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of the material furnished to us by the Company and Peoples and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial information, including forecasts and asset valuations we received from the Company, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and judgment of the Company's management. In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of the Company or Peoples. We have further relied on the assurances of management of the Company and Peoples that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to the Company or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

Consistent with the engagement letter with you, we have acted as financial advisor to the Company in connection with the Merger and will receive a fee for such services, all of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement by the Company in connection with the Merger. Additionally, we will act as investment banker for the mutual to stock conversion of Peoples; however, we will not issue any opinion to Peoples relative to the Merger.


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Board of Directors
Harvest Home Financial Corp.
September 30, 1999
Page 3

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof, the consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to the stockholders of the Company.

This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent, although this opinion may be included in its entirety in the proxy statement of the Company used to solicit stockholder approval of the Merger. It is understood that this letter is directed to the Board of Directors of the Company in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

Very truly yours,



/s/ Keefe, Bruyette, & Woods, Inc.
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Keefe, Bruyette, & Woods, Inc.